UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of thermal power plants

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Rio de Janeiro, December 06, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release diclosed on 05/03/21, informs that it has concluded today the sale of the three fuel oil-fired thermal power plants located in Camaçari, in the state of Bahia (UTEs Polo Camaçari) to São Francisco Energia S.A., a subsidiary of Global Participações em Energia S.A. (GPE).

After compliance with the preceding conditions, the transaction was concluded with the payment of R$ 61 million to Petrobras, already considering the adjustments provided for in the sale contract.

This disclosure to the market is in accordance with Petrobras' internal rules and with the special regime for divestment of assets by federal mixed economy companies, provided for in Decree 9,188/2017.

This transaction is aligned with the portfolio management strategy and the improvement of the company's capital allocation, aiming to maximize value and greater return to society.

About the thermal power plants

The Camaçari Cluster UTEs are Petrobras' assets and encompass the Arembepe, Bahia 1, and Muricy plants, with a total installed capacity of 329 MW. The plants operate with fuel oil and have energy commercialization contracts in the regulated market valid until December 2023 for UTEs Arembepe and Muricy, and until December 2025 for UTE Bahia 1.

About GPE

GPE has been operating in the power generation segment since 2001, and now controls ten plants distributed in the states of Rio Grande do Norte, Amazonas, Tocantins, and Bahia. The acquisition is strategic for GPE, because it expands its portfolio of generation assets, especially in Bahia, where it already operates two similar plants.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer